May 28, 2019

Kathleen Layton
Assistant General Counsel
Oportun Financial Corp
2 Circle Star Way
San Carlos, CA 94070

       Re: Oportun Financial Corp
           Amendment No. 4 to
           Draft Registration Statement on Form S-1
           Submitted May 2, 2019
           CIK No. 0001538716

Dear Ms. Layton:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted May 2, 2019

Prospectus Summary, page 1

1. You disclose in the Company Overview that you have "generated significant free cash flow for the past four years." Please tell us why you disclosed this Non-GAAP financial measure prominently in the Prospectus Summary instead of or along with a GAAP financial metric. Also, tell us how you meet the disclosure requirements in Item
       10(e)(i)(A) of Regulation S-K as you do not reference to the Non-GAAP disclosures that reconcile from net cash provided by operating activities to free cash flow beginning on page 80.
 Kathleen Layton
FirstName LastNameKathleen Layton
Oportun Financial Corp
Comapany NameOportun Financial Corp
May 28, 2019
May 28, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
Risks Relating to Our Business
We have elected the fair value option effective as of January 1, 2018..., page
25

2. We note your response to comment 1. You disclose in Note 14. Fair Value of Financial
         Instruments that the model inputs used to determine the fair value of Level 3 financial instruments are unobservable and inherently judgmental. Level 3 valuations of financial instruments represent a significant percentage of your total assets and total liabilities at
         December 31, 2018. Please revise to disclose that loans receivable at fair value representing 71% of your total assets and asset-backed notes representing 62% of your total liabilities were valued based on Level 3 valuations at December 31, 2018 and that since considerable judgment and assumptions are used to determine unobservable Level 3 inputs, changes to these inputs could have a significant effect on your fair value measurements and your results of operations.
Risks Related to this Offering and Ownership of Our Common Stock
Our amended and restated certificate of incorporation to be effective..., page
63

3. We note that your forum selection provision identifies the federal district courts of the
         United States of America as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note that Section 22 of the Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We note that this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will ensure that investors and shareholders will be informed in future filings that the provision does not apply to any actions arising under the Exchange Act.
Notes to Consolidated Financial Statements
Note 13. Income Taxes, page F-38

4. You disclose an effective tax rate of (21%) for 2016 in the amendment filed May 2,
         2019. The effective tax rate was (217%) for 2016 in the amendment filed December 14,
         2018. Please advise as to why the effective tax rate changed, or revise as necessary.
Note 14. Fair Value of Financial Instruments, page F-41

5. We note your response to comment 1. Your loans receivable at fair value represent 71%
         of your total assets at December 31, 2018. You disclose in your risk factors on page 23 that you could incur substantial losses and your business operations could be disrupted if you are unable to effectively identify, manage, monitor and mitigate financial risks, such
 Kathleen Layton
Oportun Financial Corp
May 28, 2019
Page 3
         as credit risk, interest rate risk, prepayment risk, liquidity risk and other market-related risks. Prepayment risk is a significant unobservable input and based on this disclosure is a material financial risk. Please disclose the prepayment assumption used in determining the value of your loans receivable at fair value. Please refer to ASC 820-10-50-1C.
6. Your asset-backed notes represent 62% of your total liabilities at December 31, 2018.
         Please disclose the valuation technique and significant unobservable inputs used to determine the fair value of your asset-backed notes. Please refer to ASC 820-10-50-1C.
       You may contact David Irving at 202-551-3321 or Gus Rodriguez at 202-551-3752 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameKathleen Layton                              Sincerely,
Comapany NameOportun Financial Corp
                                                               Division of
Corporation Finance
May 28, 2019 Page 3                                            Office of
Financial Services
FirstName LastName